UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NATIONAL TECHNICAL SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

638104109
(CUSIP Number)

Gerald M. Chizever, Esq.
Loeb & Loeb LLP
10100 Santa Monica Blvd., Suite 2200
Los Angeles, California 90067
Telephone Number: (310) 282-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109

1.	Names of Reporting Persons. Luis A. Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power

Number of		0
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		620,160(1)
Reporting
Person	9.	Sole Dispositive Power
With
		0

	10.	Shared Dispositive Power

		620,160(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 518,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 5.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 518,000 shares of common stock (the “Common Stock”) of National Technical Systems, Inc. (the “Company”) held by Mr. Hernandez jointly with his spouse, Jacqueline Hernandez, over which Mr. and Mrs. Hernandez share voting and dispositive power, and (b) an aggregate of 102,160 shares of common stock of the issuer held in the names of Mr. Hernandez’s four children, over which Mr. Hernandez and his children share voting and dispositive power. Mr. Hernandez disclaims beneficial ownership of the shares held by his children.
(2) Based on 9,535,712 shares of Common Stock outstanding as of June 9, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed June 14, 2010.

CUSIP No. 638104109

1.	Names of Reporting Persons. Sidney Meltzner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power

Number of		590,502(1)
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		17,500(2)
Reporting
Person	9.	Sole Dispositive Power
With
		590,502(1)

	10.	Shared Dispositive Power

		17,500(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 252,500 shares of Common Stock directly held by Mr. Meltzner, over which Mr. Meltzner has sole voting and dispositive power, and (b) 338,002 shares of Common Stock directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole voting and dispositive power. Mr. Meltzner disclaims beneficial ownership of the shares held by CAS Foundation.
(2) Includes shares of Common Stock held by Mr. Meltzer jointly with his spouse, Carole Meltzner, over which Mr. and Mrs. Meltzner share voting and dispositive power.
(3) Based on 9,535,712 shares of Common Stock outstanding as of June 9, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed June 14, 2010.

CUSIP No. 638104109

1.	Names of Reporting Persons. CAS Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power

Number of		338,002(1)
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		0
Reporting
Person	9.	Sole Dispositive Power
With
		338,002(1)

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 338,002(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Power is exercised through Mr. Meltzner, its trustee.
(2) Based on 9,535,712 shares of Common Stock outstanding as of June 9, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed June 14, 2010.

CUSIP No. 638104109

1.	Names of Reporting Persons. Jack Lin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power

Number of		1,030,430(1)
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		83,528(2)
Reporting
Person	9.	Sole Dispositive Power
With
		1,030,430(1)

	10.	Shared Dispositive Power

		83,528(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,958(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 961,930 shares of Common Stock held directly by Dr. Lin, over which Dr. Lin has sole voting and dispositive power, and (b) options to purchase 68,500 shares of Common Stock that have vested or will vest within 60 days from the date of this Schedule 13D.
(2) Includes shares of Common Stock held by Dr. Lin jointly with his spouse, BettyAnn Lin, over which Dr. and Mrs. Lin share voting and dispositive power.
(3) Based on 9,535,712 shares of Common Stock outstanding as of June 9, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed June 14, 2010.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Technical Systems, Inc., a California corporation (the “Company”). The principal executive offices of the Company are located at 24007 Ventura Blvd., Suite 200, Calabasas, California 91302.

Item 2.	Identity and Background

(a) The undersigned hereby files this Schedule 13D Statement on behalf of Luis Hernandez, Sidney Meltzner, CAS Foundation and Dr. Jack Lin (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)-(c)

Mr. Hernandez’s residential address is 3069 Misty Harbour Drive, Las Vegas, Nevada 89117. Mr. Hernandez is currently retired.

Mr. Meltzner’s residential address is 404 21st Street, Santa Monica, California 90402. Mr. Meltzner’s principal occupation is chief executive officer of Condor Pacific Industries of California, Inc., the principal business address of which is 905 Rancho Conejo Blvd., Newbury Park, California 91320 and the principal business of which is the design and manufacture of gyroscopes and related avionics for the defense industry.

CAS Foundation’s address is c/o Sidney Meltzner, 404 21st Street, Santa Monica, California 90402. CAS Foundation is a California charitable trust devoted to general charitable purposes. Mr. Meltzner is the trustee of CAS Foundation.

Dr. Lin’s residential address is 24780 Hermosilla Court, Calabasas, California 91302. Dr. Lin is a director and Chairman Emeritus of the Company. The principal business address of the Company is 24007 Ventura Blvd., Suite 200, Calabasas, California 91302. The Company is a diversified business to business services organization that supplies technical services to the defense, aerospace, telecommunications, automotive, energy and high technology markets.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Hernandez, Mr. Meltzner and Dr. Lin is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Hernandez has acquired 620,160 shares of Common Stock on the open market using personal funds. Cost information with respect to these purchases, which occurred beginning in 1988, is not currently available.

Mr. Meltzner has acquired 270,000 shares of Common Stock on the open market using personal funds. Cost information with respect to these purchases is not currently available.

CAS Foundation has acquired 338,002 shares of Common Stock on the open market using funds contributed to the foundation. Cost information with respect to these purchases is not currently available.

Dr. Lin has acquired 1,113,958 shares of Common Stock, including options to purchase 68,500 shares of Common Stock exercisable within the next 60 days. Dr. Lin has acquired certain shares through a stock grant in connection with the formation of the Company in 1962 and in subsequent open market purchases. Cost information with respect to these acquisitions is not currently available. In addition, Dr. Lin has acquired shares of Common Stock through the grant of Common Stock and stock options from the Company in consideration of his services as a director. No funds were used to acquire grants of Common Stock, and cost information with respect to the exercise price of Dr. Lin’s stock options is not currently available.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Common Stock reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Company and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Common Stock and other securities of the Company. Each Reporting Person expects that he or it will, from time to time, review his or its investment position in the Company and may, depending on market or other conditions, increase or decrease his or its investment position in the Common Stock or other securities of the Company.

Whether the Reporting Persons purchase any additional Common Stock or other securities of the Company or dispose of any Common Stock or other securities of the Company, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of relevant factors, including the availability of Common Stock or other securities of the Company for purchase at particular price levels, the Company’s and the particular Reporting Person’s business and prospects, other business opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Peron’s interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon individual assessments of these factors from time to time, each Reporting Person may change the present intentions as stated above, including determining to purchase additional Common Stock or other securities of the Company (by means of open market or privately negotiated purchases) or to dispose of some or all of the Common Stock or other securities of the Company held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap and other derivative transactions with respect to his or its investment in Common Stock or other securities of the Company.

Mr. Hernandez is a significant shareholder of the Company. In the past, Mr. Hernandez has proposed, both at the Company’s annual meeting of shareholders and in correspondence directed to the board of directors, that the Company conduct a sales process.

Dr. Lin is a member of the board of directors of the Company. As a director and a significant shareholder, Dr. Lin regularly interacts with management and the other directors to discuss operational, strategic and business issues affecting the Company. In the past, Dr. Lin has proposed that the Company conduct a sales process and has proposed that the Company purchase his shares of Common Stock. Dr. Lin intends to implement a 10b5-1 trading plan to dispose of shares of Common Stock on terms that have not yet been determined.

On September 8, 2010, the Reporting Persons entered into a financial advisory engagement letter (the “Engagement Letter”) with M&A Capital, LLC (“M&A Capital”), pursuant to which the Reporting Persons retained M&A Capital as their exclusive financial advisor in connection with any potential direct or indirect sale, exchange or other disposition of all or a portion of the Reporting Persons’ shares of Common Stock, whether accomplished by a sale of assets, securities or other interests, and whether effected in one transaction or multiple transactions, and including, without limitation, any negotiated purchase, merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, joint venture, partnership, equity or debt investment, or any other transaction that results in a change in the financial structure, control or ownership of all or a portion of the Company. The Engagement Letter has a three-month term and, thereafter, continues until terminated by either M&A Capital or the Reporting Persons upon 30 days’ prior written notice.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses to Items 7-13 of the cover pages of this Schedule 13D Statement are incorporated herein by reference.

(c) See Schedule 1.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2010

/s/ Luis A. Hernandez
Luis A. Hernandez

/s/ Sidney Meltzner
Sidney Meltzner

CAS Foundation

By:	/s/ Sidney Meltzner
Name: Sidney Meltzner
Title: Trustee

/s/ Jack Lin
Jack Lin

SCHEDULE 1

The following describes all transactions that were effected during the past 60 days by the Reporting Persons:

Reporting Person	Date of Transaction	Type	Number of Shares	Price per Share	Where/How Transaction Effected
Jack Lin	7/20/2010	Stock Option Exercise(1)	25,000	$3.30	Exercise of Option Granted by the Company
Luis A. Hernandez	7/22/2010	Sale	1,500	$8.17	Open Market
Luis A. Hernandez	7/22/2010	Sale	1,180	$8.18	Open Market
Luis A. Hernandez	7/26/2010	Sale	500	$8.50	Open Market
Luis A. Hernandez	7/26/2010	Sale	820	$8.05	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.09	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.11	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.20	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.25	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,000	$8.30	Open Market
Luis A. Hernandez	7/26/2010	Sale	2,000	$8.19	Open Market
Luis A. Hernandez	7/26/2010	Sale	1,500	$8.39	Open Market
Luis A. Hernandez	7/28/2010	Sale	1,000	$8.71	Open Market
Luis A. Hernandez	7/28/2010	Sale	800	$8.90	Open Market
Luis A. Hernandez	8/4/2010	Sale	1,500	$8.60	Open Market
Luis A. Hernandez	8/10/2010	Sale	1,000	$8.54	Open Market
Luis A. Hernandez	8/10/2010	Sale	1,000	$8.57	Open Market
Luis A. Hernandez	8/11/2010	Sale	2,000	$8.41	Open Market
Luis A. Hernandez	8/16/2010	Sale	1,000	$8.22	Open Market
Luis A. Hernandez	8/16/2010	Sale	1,000	$8.21	Open Market
Luis A. Hernandez	8/16/2010	Sale	1,700	$8.21	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.33	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.33	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,000	$8.28	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,300	$8.27	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.34	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.35	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,500	$8.34	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,000	$8.35	Open Market
Luis A. Hernandez	8/17/2010	Sale	400	$8.40	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,300	$8.38	Open Market
Luis A. Hernandez	8/17/2010	Sale	1,100	$8.35	Open Market
Luis A. Hernandez	8/18/2010	Sale	1,058	$8.41	Open Market
Luis A. Hernandez	8/18/2010	Sale	1,551	$8.23	Open Market
Luis A. Hernandez	8/18/2010	Sale	1,500	$8.38	Open Market
Luis A. Hernandez	8/18/2010	Sale	621	$8.37	Open Market
Luis A. Hernandez	8/18/2010	Sale	400	$8.39	Open Market
Luis A. Hernandez	8/19/2010	Sale	702	$8.36	Open Market
Luis A. Hernandez	8/19/2010	Sale	9,000	$8.17	Open Market

(1) In connection with this exercise of stock options, 10,000 shares of Common Stock were withheld for the payment of taxes with respect to such exercise.

EXHIBIT A
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

/s/ Luis A. Hernandez
Luis A. Hernandez

/s/ Sidney Meltzner
Sidney Meltzner

CAS Foundation

By:	/s/ Sidney Meltzner
Name: Sidney Meltzner
Title: Trustee

/s/ Jack Lin
Jack Lin